UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __)*

View, Inc.

(Name of Issuer)

Class A common stock, par value, $0.0001 per share

(Title of Class of Securities)

92671V304

(CUSIP Number)

Bruce R. Winson

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D

CUSIP No. 92671V304

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 87,284
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 87,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 195 South Milpitas Blvd., Milpitas, California 95035. The Reporting Persons (as defined below) previously filed a Schedule 13G on February 14, 2023, with respect to their ownership of Common Stock of the Issuer.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”).

(b)	The principal business addresses of the Reporting Persons are as follows:

For the Investment Entity, Anson Management GP LLC and Mr. Winson:

16000 Dallas Parkway, Suite 800

Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

155 University Ave, Suite 207

Toronto, ON

M5H 3B7

(c)

Anson Funds Management LP (d/b/a Anson Funds) is a Texas limited partnership, Anson Management GP LLC, is the general partner of Anson Funds Management LP and a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC. Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director and the Secretary and Chief Compliance Officer of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. and is the CEO and President of Anson Advisors Inc. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to certain private investment funds (the “Funds”) which hold the Common Stock of the Issuer. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Funds and may direct the vote and disposition of the Common Stock held by the Funds. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the Common Stock held by the Funds. As the principal of Anson Funds Management LP and the managing member of Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the of the Common Stock held by the Funds. As the directors and officers of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the Common Stock held by the Funds.

(d)

During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Securities and Exchange Commission (“SEC”) found that Anson Advisors Inc. (“AAI”) violated Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through transactions on behalf of certain of its private funds clients executed in connection with three securities offerings in December 2019, June 2020, and April 2021. The SEC also found that AAI participated in these transactions based on an incorrect understanding of Rule 105’s bona fide purchase exception. The SEC did not find that any of AAI’s violations were intentional or negligent. The SEC’s order noted that Rule 105 prohibits the conduct irrespective of intent, and that AAI has since undertaken remedial steps to prevent further Rule 105 violations in the future.

AAI was (i) ordered to cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act, (ii) ordered to pay a civil money penalty in the amount of $600,000, and (iii) ordered to pay disgorgement of $2,469,109.11 and prejudgment interest of $261,285.30.

(f)

See Item 2(c) above for the place of organization of each of the Investment Entity, Anson Management GP LLC, and Anson Advisors Inc. Mr. Winson is a citizen of the United States of America. Mr. Nathoo and Kassam are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

The Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds. An aggregate of approximately $1,717,595.43 (excluding brokerage commissions) was used to purchase Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such securities were acquired through open market purchases.

Item 4.	Purpose of Transaction

By virtue of the Intercreditor Agreement (defined in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to be members of a “group” (as such term is defined for purposes of Section 13(d) of the Act) with certain other parties to the Intercreditor Agreement. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with all of the other parties to the Intercreditor Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock that may be deemed to be beneficially owned by the other parties to the Intercreditor Agreement.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, the Reporting Persons may, in connection with monitoring and evaluating their investment in the Issuer, and after giving consideration to, among other things, any communications about the Issuer, market conditions, contractual restrictions (including but not limited to limitations on conversion or exercise of securities held by the Reporting Persons or the Separately Reporting Persons), legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) exercising any rights that the Reporting Persons or their affiliates may have under the Credit Agreement (as defined below) in their capacity as Lenders (as defined below) thereunder; (iv) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (v) seeking to influence or change the present

Board of Directors or management of the Issuer, including but not limited to with respect to the business and affairs of the Issuer; or (vi) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. The Reporting Persons may consider pursuing such plans, proposals or other courses of action with the Issuer’s management, the Board of Directors of the Issuer, other Issuer shareholders, advisors or other persons.

Item 5.	Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 4,041,786 Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None of the Reporting Persons has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d) Other than the Funds, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 16, 2023, CF Principal Investments LLC and other lender parties (such other lender parties, the “Other Lenders” and, together with CF Principal Investments LLC, the “Lenders”) entered into a new senior secured term loan credit agreement with the Issuer and an affiliate of the Reporting Persons, Cantor Fitzgerald Securities, serving as administrative agent and as collateral agent (the “Credit Agreement”). Pursuant to the Credit Agreement, the Lenders agreed to provide to the Issuer: (i) a $12.5 million senior secured term loan facility, which was fully drawn on the Closing Date of the Credit Agreement; and (ii) a $37.5 million senior secured delayed draw term loan facility (with $12.5 million of such delayed draw term loans available from and after November 1, 2023, and the remaining $25.0 million available from and after January 1, 2024, in each case subject to satisfaction of the conditions set forth in the Credit Agreement), each maturing on September 30, 2027. One of the Lenders, RXR FP Investor IV LP, is an affiliate of RXR FP Services LLC, which is an affiliate of RXR Realty LLC and has a Board appointment right and had previously designated a member of the Board (such member resigned effective October 10, 2023). The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full and complete terms of the Credit Agreement, a copy of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 16, 2023 and is incorporated by reference herein.

The Lenders and certain of their affiliates are holders of the Issuer’s outstanding 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 (the “Existing Notes”). Pursuant to a side letter agreement between RXR FP Investor LP and RXR FP Investor II LP, each an affiliate of RXR Realty LLC, and the Issuer, dated as of October 26, 2022 (the “Side Letter”), each of RXR FP Investor LP and RXR FP Investor II LP may not convert their Existing Notes into shares of Common Stock to the extent that the delivery of any shares of Common Stock or any other security otherwise deliverable upon such conversion would result in them, together with their affiliates or persons whose beneficial ownership would be aggregated with RXR FP Investor LP or RXR FP Investor II LP, in the aggregate, having “beneficial ownership,” as determined in accordance with Section 13(d) of the Act, including the definition of any “group” of which either RXR FP Investor LP or RXR FP Investor II LP is a member, of shares of Common Stock in excess of 4.99% (the “Beneficial Ownership Limitation”). Accordingly, because the Reporting Persons may be deemed to be members of a “group” that includes RXR FP Investor LP, the Reporting Persons may be deemed subject to the Beneficial Ownership Limitation. The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the execution version of the Side Letter, a copy of which is attached as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on October 27, 2022 and is incorporated by reference herein.

As a material inducement for each Lender to enter into the Credit Agreement, CF Principal Investments LLC, the Other Lenders and certain affiliates of RXR Realty LLC (such affiliates together with the Other Lenders, the “RXR Consortium Members” and, together with CF Principal Investments LLC, the “Investors”) entered into a participation and intercreditor agreement (the “Intercreditor Agreement”) dated as of October 16, 2023, with Cantor Fitzgerald Securities serving as administrative agent and collateral agent. Pursuant to the Intercreditor Agreement: (i) the RXR Consortium Members agreed, among other things, (A) to transfer an undivided 50% participation interest in the Existing Notes held by the RXR Consortium Members (the “RXR Consortium Notes”), other than the Existing Notes included in the SPV II Interest (as defined below), to CF Principal Investments LLC and (B) use commercially reasonable efforts to transfer to CF Principal Investments LLC an undivided 50% participation interest in (x) RXR FP GP LLC’s interest in the equity of (including promote), and any management fees in, RXR FP Investor II LP (“RXR FP Investor II”) and (y) the portion of the RXR Consortium Notes held by RXR FP Investor II solely attributable to RXR FP Investor LLC (the “SPV II Interest”); and (ii) CF Principal Investments LLC agreed, among other things, to transfer an undivided 50% participation interests in the Existing Notes held by CF Principal Investments LLC to the RXR Consortium Members. Each of RXR FP GP LLC and CF Principal Investments, acting jointly, serve as Lender Representatives for the Investors under the Intercreditor Agreement (the “Lender Representatives”). Each Investor agreed to exercise any rights or powers available to it to (i) reject and oppose, and if applicable, vote against, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that is rejected by the Lender Representatives and (ii) support and, if applicable, vote in favor of, any amendment, waiver, consent, supplement or other modification (or any transaction requiring any of the foregoing) that has been approved by the Lender Representatives, in each case, in respect the Existing Notes indenture or the Credit Agreement or otherwise. In addition, pursuant to the Intercreditor Agreement, any additional Existing Notes acquired by any Investor after the effective date of the Intercreditor Agreement shall be treated consistent with the terms of the Intercreditor Agreement, and each of the Investors agreed to not transfer or convert any of their Existing Notes or, subject to certain limited exceptions, their Commitments or Loans (as each such term is defined in the Credit Agreement) without the consent of the Lender Representatives. Each Investor further agreed that it will not, without each of the Lender Representatives’ prior written consent: (i) commence or continue any bankruptcy, liquidation or similar proceeding (“Proceeding”) against the Issuer or its subsidiaries, (ii)(x) solicit, support, propose or vote in favor of any arrangement, plan in any Proceeding, sale, or proposal or (y) file or support any motion, pleading or material in support of any motion, arrangement, plan in any Proceeding, sale, or proposal that, in the case of (x) and (y), challenges the priority of the Collateral (as such term is defined in the Credit Agreement), is inconsistent with the terms of the Intercreditor Agreement, is opposed by the Lender Representatives, or is adverse to the interests of the Lender Representatives, (iii) materially impair the rights of the Lender Representatives, or (iv) oppose any sale or plan in any Proceeding that is supported by the Lender Representatives.

The Funds hold convertible notes referencing an aggregate of 471,188 Common Stock, which mature on September 30, 2027.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement dated October 26, 2023, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam